Exhibit 99.3
CERTIFICATE EVIDENCING RIGHT TO EXCHANGE COMMON STOCK
FOR CLASS B COMMON STOCK OF
COCA-COLA BOTTLING CO. CONSOLIDATED
WHEREAS, pursuant to an Agreement and Plan of Merger dated April 12, 1985 (the “Merger Agreement”) between Coca-Cola Bottling Co. Consolidated (hereinafter “Company”), Coca-Cola Investments, Inc. (hereinafter “Investments”) and ALC Corporation (hereinafter “ALC”), the shareholders of ALC had a right to receive shares of Common Stock and Class B Common Stock of the Company upon the merger of ALC with and into Investments; and
WHEREAS, ALC merged with and into Investments on April 4, 1986; and
WHEREAS, the Merger Agreement provides that the shareholders of ALC have a right to exchange up to 292,386 shares of Common Stock for shares of Class B Common Stock; and
WHEREAS, the Company has been furnished with copies of written assignments wherein all of the shareholders of ALC, except for the trust for the benefit of members of the family of J. Frank Harrison, have assigned or transferred their right to exchange shares of Common Stock for shares of Class B Common Stock to J. Frank Harrison, Trustee under the remainder Trust under Agreement with Anne L. Carter for the benefit of J. Frank Harrison (hereinafter “J. Frank Harrison, Trustee”); and
WHEREAS, the Company desires to acknowledge the right of J. Frank Harrison, Trustee to exchange such shares, and accordingly is issuing this Certificate in order to do so.
Coca-Cola Bottling Co. Consolidated hereby confirms and certifies that J. Frank Harrison, Trustee, has the right and privilege from time to time perpetually hereafter upon written notice to the Treasurer of the Company to exchange without cost or further consideration up to 292,386 shares of Common Stock of the Company for shares of Class B Common Stock of the Company on the basis of one share of Common Stock being exchanged for one share of Class B Common Stock. This right and privilege may be exercised in whole or in part but shall continue in force until the entire 292,386 shares have been exchanged. In the event the shares of Common Stock of the Company shall be increased or decreased through a stock of the reverse split, dividend or similar event, the number of shares that may be exchanged shall be increased or decreased proportionately in order that the holder of the Certificate shall be entitled to the full equivalent right to which he is entitled prior thereto. The right evidenced hereby may be transferred, assigned, devised or bequeathed to the Beneficiaries as defined in the Merger Agreement.
Executed and delivered this 15th day of May, 1986

COCA-COLA BOTTLING CO. CONSOLIDATED
By	/s/ Marvin W. Griffin, Jr.
Marvin W. Griffin, Jr.
President